AMENDMENT TO THE BYLAWS
OF
MIMEDX GROUP, INC.
The Bylaws of MiMedx Group, Inc., a Florida corporation, as amended (the “Bylaws”) are hereby amended as of December 14, 2016, as follows:

A. Article II, Section 8 of the Bylaws entitled “Voting of Shares” is hereby deleted in its entirety and the following new Section 8 is substituted therefor:

Section 8. Voting of Shares. Each outstanding share of voting capital stock of the Corporation shall be entitled to one vote on each matter submitted to a vote at a meeting of the shareholders, except as otherwise provided in the Articles of Incorporation of the Corporation. Except as otherwise provided by law, the Articles of Incorporation of the Corporation or these bylaws, if a quorum is present:
(I) a nominee for director shall be elected by a majority of the votes cast by the shares entitled to vote on the election; provided, however that directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at such meeting if the number of nominees for director exceeds the number of directors to be elected. In the event an incumbent director fails to receive a majority of the votes cast (unless, as provided above, the director election standard is a plurality of the votes cast), the incumbent director shall promptly tender his or her resignation to the Board of Directors. The Nominating and Corporate Governance Committee of the Board of Directors will make a recommendation to the Board of Directors on whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors, taking into account the recommendation of the Nominating and Corporate Governance Committee, will determine whether to accept or reject such resignation, or what other action should be taken, within 100 days from the date of the certification of election results; and
(II) action on any matter other than the election of directors shall be approved if the votes cast by the holders of shares represented at the meeting and entitled to vote on the subject matter favoring the action exceed the votes cast opposing the action.

B. Except as otherwise amended herein, the Bylaws remain in full force and effect.